EXHIBIT 99.2

Condensed Consolidated Interim Financial Statements of

Ritchie Bros. Auctioneers Incorporated

for the quarter ended March 31, 2015

The accompanying unaudited condensed consolidated interim financial statements do not include all information and footnotes required for a complete set of annual financial statements, as prescribed by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the audited annual consolidated financial statements included in the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2014, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

Condensed Consolidated Interim Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31,	2015	2014

Revenues (note 5)	$115,618	$98,588
Direct expenses (note 6)	11,609	10,300
	104,009	88,288
Selling, general and administrative expenses (note 6)	74,372	70,569

Earnings from operations	29,637	17,719

Other income:
Foreign exchange gain	3,207	1,291
Gain on disposition of property, plant and equipment	175	71
Other	1,439	807
	4,821	2,169
Finance income (costs):
Finance income	847	508
Finance costs	(1,269)	(1,419)
	(422)	(911)

Earnings before income taxes	34,036	18,977

Income tax expense (recovery) (note 7):
Current	9,509	4,709
Deferred	606	(250)
	10,115	4,459

Net earnings	$23,921	$14,518

Net earnings attributable to:
Equity holders of the parent	$23,588	$14,257
Non-controlling interest	333	261
	$23,921	$14,518

Net earnings per share attributable to equity holders of the parent (note 8):
Basic	$0.22	$0.13
Diluted	$0.22	$0.13

Weighted average number of shares outstanding:
Basic	107,484,944	107,047,253
Diluted	107,760,080	107,302,176

See accompanying notes to condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 5, 2015.

/s/ Robert G. Elton	/s/ Ravichandra K. Saligram
Robert G. Elton	Ravichandra K. Saligram
Director	Chief Executive Officer

Ritchie Bros.	1

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Expressed in thousands of United States dollars)

(Unaudited)

Three months ended March 31,	2015	2014

Net earnings	$23,921	$14,518
Other comprehensive loss:
Item that may be reclassified subsequently to net earnings:
Foreign currency translation adjustment	(28,296)	(1,071)

Total comprehensive income (loss)	$(4,375)	$13,447

Total comprehensive income (loss) attributable to:
Equity holders of the parent	(4,522)	13,197
Non-controlling interest	147	250
	$(4,375)	$13,447

See accompanying notes to condensed consolidated interim financial statements.

Ritchie Bros.	2

Condensed Consolidated Interim Balance Sheets

(Expressed in thousands of United States dollars)

(Unaudited)

	March 31,	December 31,
	2015	2014

Assets
Current assets:
Cash and cash equivalents	$300,928	$233,089
Trade and other receivables (note 11)	123,541	76,062
Inventory (note 12)	27,902	42,750
Advances against auction contracts (note 13)	7,643	26,180
Prepaid expenses and deposits	11,778	11,587
Assets held for sale (note 14)	3,625	1,668
Income taxes receivable	3,668	3,237
	479,085	394,573

Property, plant and equipment (note 15)	546,129	577,374
Investment property (note 16)	3,125	3,327
Other non-current assets	8,302	8,505
Intangible assets (note 17)	44,176	45,504
Goodwill (note 18)	81,422	82,354
Deferred tax assets	1,105	1,253
	$1,163,344	$1,112,890

Liabilities and Equity
Current liabilities:
Auction proceeds payable	$255,120	$109,378
Trade and other payables (note 19)	109,254	126,738
Income taxes payable	3,738	10,266
Current borrowings (note 20)	7,579	7,839
	375,691	254,221

Non-current borrowings (note 20)	104,069	110,846
Other non-current liabilities	12,935	13,280
Deferred tax liabilities	23,891	24,452
	516,586	402,799

Equity:
Share capital (note 21)	99,398	141,257
Additional paid-in capital	30,794	31,464
Retained earnings	592,458	583,959
Foreign currency translation reserve	(76,705)	(48,595)
Equity attributable to equity holders of the parent	645,945	708,085
Non-controlling interest	813	2,006
	646,758	710,091
	$1,163,344	$1,112,890

Contingencies (note 23)

See accompanying notes to condensed consolidated interim financial statements.

Ritchie Bros.	3

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of United States dollars, except share amounts)

(Unaudited)

	Attributable to the equity holders of the parent
					Foreign
	Share Capital		Additional		Currency	Non-
	Number of		Paid-In	Retained	Translation	Controlling	Total
	Shares	Amount	Capital	Earnings	Reserve	Interest	Equity
Balance, December 31, 2014	107,687,935	$141,257	$31,464	$583,959	$(48,595)	$2,006	$710,091

Comprehensive income (loss):
Net earnings	-	-	-	23,588	-	333	23,921
Foreign currency translation adjustment	-	-	-	-	(28,110)	(186)	(28,296)
	-	-	-	23,588	(28,110)	147	(4,375)

Exercise of stock options	225,532	5,630	(1,209)	-	-	-	4,421
Stock-option compensation tax adjustment	-	-	(184)	-	-	-	(184)
Stock-option compensation expense (note 22)	-	-	723	-	-	-	723
Share repurchase (note 21)	(1,900,000)	(47,489)	-	-	-	-	(47,489)
Cash dividends paid	-	-	-	(15,089)	-	(1,340)	(16,429)
Balance, March 31, 2015	106,013,467	$99,398	$30,794	$592,458	$(76,705)	$813	$646,758

Balance, December 31, 2013	107,024,783	$126,350	$30,178	$550,398	$(12,909)	$534	$694,551

Comprehensive income (loss):
Net earnings	-	-	-	14,257	-	261	14,518
Foreign currency translation adjustment	-	-	-	-	(1,060)	(11)	(1,071)
	-	-	-	14,257	(1,060)	250	13,447

Exercise of stock options	90,433	1,634	(321)	-	-	-	1,313
Stock-option compensation tax adjustment	-	-	218	-	-	-	218
Stock-option compensation expense (note 22)	-	-	950	-	-	-	950
Cash dividends paid	-	-	-	(13,915)		-	(13,915)
Balance, March 31, 2014	107,115,216	$127,984	$31,025	$550,740	$(13,969)	$784	$696,564

See accompanying notes to condensed consolidated interim financial statements.

Ritchie Bros.	4

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Unaudited)

Three months ended March 31,	2015	2014

Cash generated by (used in):
Operating activities:
Net earnings	$23,921	$14,518
Adjustments for items not affecting cash:
Depreciation	9,280	9,442
Amortization	1,336	1,155
Inventory write down	60	-
Impairment loss reversal	(493)	-
Stock option compensation expense	723	950
Deferred income tax expense (recovery)	606	(250)
Foreign exchange gain	(3,207)	(1,291)
Share of profit of an associate	(233)	(82)
Gain on disposition of property, plant and equipment	(175)	(71)
	7,897	9,853
Net changes in operating assets and liabilities (note 9)	130,604	97,785
Interest paid	(1,302)	(1,214)
Income taxes paid	(15,551)	(14,980)
Net cash generated by operating activities	145,569	105,962

Investing activities:
Property, plant and equipment additions	(3,327)	(6,670)
Intangible asset additions	(2,419)	(4,305)
Proceeds on disposition of property, plant and equipment	773	680
Net cash used in investing activities	(4,973)	(10,295)

Financing activities:
Issuances of share capital	4,421	1,313
Share repurchase	(47,489)	-
Dividends paid to equity holders of the parent	(15,089)	(13,915)
Dividends paid to non-controlling interest	(1,340)	-
Proceeds from short-term borrowings	(185)	4,952
Repayment of short-term borrowings	-	(30,000)
Repayment of finance lease obligations	(532)	(366)
Other	(105)	(380)
Net cash used in financing activities	(60,319)	(38,396)

Effect of changes in foreign currency rates on cash and cash equivalents	(12,438)	(2,743)

Increase in cash and cash equivalents	67,839	54,528
Cash and cash equivalents, beginning of period	233,089	234,361
Cash and cash equivalents, end of period	$300,928	$288,889

 See accompanying notes to condensed consolidated interim financial statements.

Ritchie Bros.	5

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

1.	Significant accounting policies
(a)	Basis of preparation

These condensed consolidated interim financial statements, including comparatives, present the condensed consolidated interim income statements, statements of comprehensive income (loss), balance sheets, statements of changes in equity and statements of cash flows of the Company. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for those assets and liabilities that are measured at fair values at the end of each reporting period.

The preparation of these condensed consolidated interim financial statements is based on accounting policies consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2014. A selection of the accounting policies that are specifically important for interim financial reporting, or for which there has been a change since the annual consolidated financial statements, are set out below. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2014; a full list of the Company's significant accounting policies is included in those financial statements.

(b)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements.

(c)	Basis of consolidation

Subsidiaries

The condensed consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for all periods presented and the results of all subsidiaries for the periods then ended. Subsidiaries are all those entities that the Company controls, defined as having power over an investee and having exposure or rights to variable returns from involvement in that investee.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. All intra-entity assets and liabilities, equity, income, expense and cash-flows relating to transactions between entities within the consolidated Company are eliminated. The Company’s accounting policies are applied consistently throughout the organization.

Ultimate parent entity

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated Company.

(d)	Revenue recognition

The Company recognizes revenue when an auction sale or online marketplace sale is complete and the Company has determined that the sale proceeds are collectible. Revenue is measured at the fair value of the consideration received or receivable and is shown net of value-added tax and duties.

Ritchie Bros.	6

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

1.	Significant accounting policies (continued)

(d) Revenue recognition (continued)

Sources of revenue

Revenues are comprised mostly of commissions earned at our auctions through the Company acting as an agent for consignors of equipment and other assets. Revenue also includes net profits on the sale of inventory, as well as fees that include administrative and documentation fees on the sale of certain lots, advertising fees, and financing fees. The Company also earns commissions and fees from its online marketplace sales.

Commissions from sales at our auctions represent the percentage earned by the Company on the gross auction proceeds from equipment and other assets sold at auction. The majority of commissions are earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned from underwritten contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory to be sold at auction.

Underwritten contracts

Guarantee contracts typically include a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known or is probable and estimable at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time.

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction. Revenue from inventory sales is presented net of costs within revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other underwritten contracts.

(e)	Share-based payments

Equity-settled share-based payments

The Company has a stock-based compensation plan that provides for the award of stock options to selected employees, directors and officers of the Company. The cost of options granted is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. This fair value is expensed over the period until the vesting date with recognition of a corresponding increase to equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in earnings, such that the consolidated expense reflects the revised estimate, with a corresponding adjustment to equity.

Cash-settled share-based payments

The Company has share unit compensation plans, which are described in the share-based payment note 22(b). The cost of cash-settled transactions is measured initially at fair value using a binomial model for share units subject to market vesting conditions, or using the volume weighted average price (“VWAP”) of the Company’s common shares for the twenty days prior to grant date for share units subject only to non-market vesting conditions. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured at fair value at each reporting date up to and including the settlement date, with changes in fair value recognized through compensation expense.

Ritchie Bros.	7

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

1.	Significant accounting policies (continued)

(e) Share-based payments (continued)

Cash-settled share-based payment (continued)

For share-based payment transactions in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company accounts for such transactions as cash-settled share-based payment transactions if, and to the extent that, the Company has incurred a liability to settle in cash. If, and to the extent that, no such liability has been incurred, the Company accounts for such transactions as equity-settled share-based payment transactions. An assessment of whether the Company has incurred a liability to settle in cash is made at each reporting date. A change in the treatment of a share-based payment transaction from cash- to equity-settled is accounted for as a modification in the period in which the change is made.

(f)	New and amended accounting standards and interpretations

Standards issued but not yet effective

At the date of authorization of these condensed consolidated interim financial statements, the following applicable new and amended standards and interpretations were issued but not yet effective:

•	IFRS 15 Revenue from contracts with customers (“IFRS 15” or the “Standard”) replaces IAS 18 Revenue and is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. It allows for the choice of either full retrospective or modified retrospective adoption. The Company has not yet determined what transition method it will pursue. IFRS 15 is applicable to all contracts with customers, unless those contracts fall under the scope of other IFRSs. It introduces a single, principles-based, five-step model that entities must apply to all contracts with customers in order to recognize revenue from those contracts. IFRS 15 provides guidance on whether a performance obligation is satisfied at a point in time or over time, as well as whether an entity is able to apply the Standard using a portfolio approach instead of on a prescribed individual contract basis. The Company is currently evaluating the impact of this Standard on its consolidated financial statements.

•	On July 24, 2014, the IASB issued IFRS 9 Financial instruments (“IFRS 9”), which replaces IAS 39 Financial instruments: recognition and measurement. IFRS 9 includes a model for classification and measurement of financial assets and liabilities, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 will come into effect on January 1, 2018. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

(g)	Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

2.	Critical accounting judgments, estimates and assumptions

Aside from the estimate discussed below, there were no significant changes in our critical accounting judgments, estimates and assumptions since the annual consolidated financial statements as at and for the year ended December 31, 2014.

Ritchie Bros.	8

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

2.	Critical accounting judgments, estimates and assumptions (continued)

Estimates

The Company initially measures the cost of cash-settled transactions subject to market vesting conditions using a binomial model to determine the fair value of the liability incurred. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share unit, volatility and dividend yield. For cash-settled share-based payment transactions, the liability is re-measured at the end of each reporting period up to the date of settlement. This requires a reassessment of the estimates at the end of each reporting period. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 22.

3.	Seasonality of operations

The Company's operations are both seasonal and event driven. Revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Late December through mid-February and mid-July through August are traditionally less active periods.

4.	Segment information

The Company’s principal business activity is the sale of industrial equipment and other assets at auctions. The Company’s operations are comprised of two reportable segments as determined by their differing service delivery model, these are:

•	Core Auction segment, a network of auction locations that conduct live, unreserved auctions with both on-site and online bidding; and

•	EquipmentOne segment, a secure online marketplace that facilitates private equipment transactions.

The Company evaluates each segment’s performance based on earnings from operations. The significant non-cash items included in segment earnings from operations are depreciation and amortization.

Ritchie Bros.	9

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

4.	Segment information (continued)

	Core	Equipment-
Three months ended March 31, 2015	Auction	One	Combined

Revenues	$112,645	$2,973	$115,618
Direct expenses	(11,609)	-	(11,609)
Selling, general and administrative expenses excluding depreciation and amortization	(60,598)	(3,158)	(63,756)
Depreciation and amortization	(10,150)	(466)	(10,616)
Earnings (loss) from operations	$30,288	$(651)	$29,637
Other, finance and income tax expenses			(5,716)
Net earnings			$23,921

	Core	Equipment-
Three months ended March 31, 2014	Auction	One	Combined

Revenues	$96,132	$2,456	$98,588
Direct expenses	(10,300)	-	(10,300)
Selling, general and administrative expenses excluding depreciation and amortization	(55,909)	(4,063)	(59,972)
Depreciation and amortization	(10,269)	(328)	(10,597)
Earnings (loss) from operations	$19,654	$(1,935)	$17,719
Other, finance and income tax expenses			(3,201)
Net earnings			$14,518

5.	Revenues

	Three months ended March 31,
	2015	2014

Commissions	$93,140	$78,174
Fees	22,478	20,414
	$115,618	$98,588

Net profits on inventory sales included in commissions are:

	Three months ended March 31,
	2015	2014

Revenue from inventory sales	$153,281	$151,697
Cost of inventory sold	(138,578)	(140,238)
	$14,703	$11,459

Ritchie Bros.	10

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

6.	Expenses by nature

The Company classifies expenses according to function in the condensed consolidated interim income statements. The following items are listed by function into additional components by nature:

Direct expenses

	Three months ended
	March 31,
	2015	2014

Employee compensation expense	$4,598	$4,407
Buildings and facilities	1,614	1,103
Travel, advertising and promotion	4,154	3,736
Other direct expenses	1,243	1,054
	$11,609	$10,300

Selling, general and administrative expenses

	Three months ended
	March 31,
	2015	2014

Employee compensation expense	$41,729	$37,476
Buildings and facilities	10,046	10,781
Travel, advertising and promotion	6,081	6,200
Other selling, general and administrative expenses	5,900	5,515
	$63,756	$59,972
Depreciation of property, plant and equipment	9,280	9,442
Amortization of intangible assets	1,336	1,155
	$74,372	$70,569

7.	Income taxes

The Company’s consolidated effective tax rate in respect of operations for the three months ended March 31, 2015 was 29.7% (2014: 23.5%). The effective tax rate increased relative to the comparative period primarily as the result of a greater proportion of earnings subject to taxation in jurisdictions with higher tax rates.

Ritchie Bros.	11

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

8.	Net earnings per share

	Net		Per share
Three months ended March 31, 2015	earnings	Shares	amount

Basic earnings per share attributable to equity holders of the parent	$23,588	107,484,944	$0.22
Effect of dilutive securities:
Stock options	-	275,136	-
Diluted earnings per share attributable to equity holders of the parent	$23,588	107,760,080	$0.22

	Net		Per share
Three months ended March 31, 2014	earnings	Shares	amount

Basic earnings per share attributable to equity holders of the parent	$14,257	107,047,253	$0.13
Effect of dilutive securities:
Stock options	-	254,923	-
Diluted earnings per share attributable to equity holders of the parent	$14,257	107,302,176	$0.13

For the three months ended March 31, 2015, stock options to purchase 438,358 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2014: 1,408,959).

9.	Net changes in operating assets and liabilities

Three months ended March 31,	2015	2014
Trade and other receivables	$(51,577)	$(57,996)
Inventory	13,839	2,044
Advances against auction contracts	18,301	(6,118)
Prepaid expenses and deposits	(823)	(3,930)
Income taxes receivable	(431)	(2,294)
Income taxes payable	9,436	7,854
Auction proceeds payable	149,813	159,589
Trade and other payables	(11,497)	(1,082)
Other	3,543	(282)
Net changes in operating assets and liabilities	$130,604	$97,785

Ritchie Bros.	12

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

10.	Fair value measurement

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement or disclosure, as explained in the Company’s audited annual financial statements.

Fair value measurements	Category	March 31, 2015	December 31, 2014

Assets
Other non-current assets:
Available-for-sale investments:
Unquoted preference shares	Level 3	$2,024	$2,028
Total assets		$2,024	$2,028

Fair values disclosed	Category	March 31, 2015	December 31, 2014

Assets
Property, plant and equipment:
Land and improvements	Level 3	$14,730	$16,150
Auction building	Level 3	4,359	4,779
Investment property	Level 2	16,242	17,289
Total assets		$35,331	$38,218

Liabilities
Current borrowings	Level 2	$7,579	$7,839
Non-current borrowings	Level 2	108,581	114,532
Total liabilities		$116,160	$122,371

No fair value measurement change was recognized in the period.

11.	Trade and other receivables

	March 31,	December 31,
	2015	2014

Trade receivables	$110,869	$60,642
Consumption taxes receivable	11,228	13,872
Other receivables	1,444	1,548
	$123,541	$76,062

12.	Inventory

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. During the three months ended March 31, 2015, the Company recorded an inventory write down of $60,000 (2014: Nil).

Of inventory held at March 31, 2015, 100% is expected to be sold prior to the end of June 2015 (December 31, 2014: 97% sold prior to the end of March 2015, with the remainder expected to sold by the end of June 2015).

Ritchie Bros.	13

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

13.	Advances against auction contracts

Advances against auction contracts arise when the Company pays owners, in advance, a portion of the expected gross auction proceeds from the sale of the related assets at future auctions.  The Company’s policy is to limit the amount of advances to a percentage of the estimated gross auction proceeds from the sale of the related assets, and before advancing funds, require proof of owner’s title to and equity in the assets, as well as receive delivery of the assets and title documents at a specified auction site, by a specified date and in a specified condition of repair.

Advances against auction contracts are secured by the assets to which they relate, as the Company requires owners to provide promissory notes and security instruments registering the Company as a charge against the asset. Advances against auction contracts are usually settled within two weeks of the date of sale, as they are netted against the associated auction proceeds payable to the owner.

14.	Assets held for sale

At March 31, 2015, the Company held land for sale in Edmonton and London, Canada.

Balance, December 31, 2014	$1,668
Reclassified from property, plant and equipment	2,092
Other	(135)
Balance, March 31, 2015	$3,625

Ritchie Bros.	14

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

15.	Property, plant and equipment

	Land and improvements	Buildings	Yard and automotive equipment	Computer software and equipment	Office equipment	Leasehold improvements	Assets under development	Total

Cost:

Balance, December 31, 2014	$354,469	$269,912	$67,226	$81,739	$23,639	$21,131	$18,773	$836,889
Additions	5	-	2,057	15	9	-	1,241	3,327
Disposals	-	-	(1,899)	(3)	-	-	-	(1,902)
Transfers from assets under development to completed assets	1,028	381	187	549	156	99	(2,400)	-
Reclassified as held for sale	(1,940)	(164)	-	-	-	-	-	(2,104)
Impairment loss reversal	387	106						493
Foreign exchange movement	(14,294)	(9,841)	(2,720)	(6,452)	(1,157)	(828)	(213)	(35,505)

Balance, March 31, 2015	$339,655	$260,394	$64,851	$75,848	$22,647	$20,402	$17,401	$801,198

Ritchie Bros.	15

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

15.	Property, plant and equipment (continued)

	Land and improvements	Buildings	Yard and automotive equipment	Computer software and equipment	Office equipment	Leasehold improvements	Assets under development	Total

Accumulated depreciation:

Balance, December 31, 2014	$(50,235)	$(78,370)	$(39,284)	$(65,778)	$(15,539)	$(10,309)	$-	$(259,515)
Depreciation for the period	(1,606)	(2,332)	(1,812)	(2,549)	(406)	(575)	-	(9,280)
Disposals	-	-	1,299	3	-	-	-	1,302
Reclassified as held for sale	-	12	-	-	-	-	-	12
Foreign exchange movement	1,531	2,841	1,587	5,253	769	431	-	12,412

Balance, March 31, 2015	$(50,310)	$(77,849)	$(38,210)	$(63,071)	$(15,176)	$(10,453)	$-	$(255,069)

Net carrying amount:
As at December 31, 2014	$304,234	$191,542	$27,942	$15,961	$8,100	$10,822	$18,773	$577,374
As at March 31, 2015	$289,345	$182,545	$26,641	$12,777	$7,471	$9,949	$17,401	$546,129

Ritchie Bros.	16

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

16.	Investment property

Investment property held at March 31, 2015 is comprised of land and site improvements located in Edmonton, Canada and Polotitlan, Mexico.

Balance, December 31, 2014	$3,327
Foreign exchange movement	(202)
Balance, March 31, 2015	$3,125

17.	Intangible assets

	Trade names	Customer		Software under
	and trademarks	relationships	Software	development	Total

Cost:
Balance, December 31, 2014	$800	$19,500	$11,955	$23,254	$55,509
Transfers from software under development	-	-	1,081	(1,081)	-
Additions	-	-	54	2,365	2,419
Foreign exchange movement	-	-	(543)	(1,958)	(2,501)
Balance, March 31, 2015	$800	$19,500	$12,547	$22,580	$55,427

	Trade names	Customer		Software under
	and trademarks	relationships	Software	development	Total

Accumulated amortization:
Balance, December 31, 2014	$-	$(5,119)	$(4,886)	$-	$(10,005)
Amortization for the year	-	(483)	(853)	-	(1,336)
Foreign exchange movement	-	-	90	-	90
Balance, March 31, 2015	$-	$(5,602)	$(5,649)	$-	$(11,251)

Net carrying amount:
As at December 31, 2014	$800	$14,381	$7,069	$23,254	$45,504
As at March 31, 2015	$800	$13,898	$6,898	$22,580	$44,176

During the three months ended March 31, 2015, interest of $301,000 (2014: $276,000) was capitalized to the cost of software under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 6.4% (2014: 6.4%).

Ritchie Bros.	17

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

18.	Goodwill

Balance, December 31, 2014	$82,354
Foreign exchange movement	(932)
Balance, March 31, 2015	$81,422

Goodwill is subject to annual impairment reviews.

19.	Trade and other payables

	March 31,	December 31,
	2015	2014

Trade payables	$42,076	$46,757
Accrued liabilities	32,433	45,863
Social security and sales taxes payable	21,739	18,870
Net consumption taxes payable	8,776	10,862
Other payables	4,230	4,386
	$109,254	$126,738

20.	Borrowings

	Carrying value
	March 31,	December 31,
	2015	2014
Current Borrowings	$7,579	$7,839

Non-current Borrowings
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 4.225%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	$26,802	$29,257

Term loan, denominated in United States dollars, unsecured, bearing interest at 3.59%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	30,000	30,000

Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in May 2016.	47,267	51,589

	$104,069	$110,846
Total Borrowings	$111,648	$118,685

Current borrowings at March 31, 2015 consist primarily of drawings on the Company’s revolving credit facility and have a weighted average interest rate of 1.72% (December 31, 2014: 1.83%).

Ritchie Bros.	18

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

21.	Share capital
(a)	Authorized

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued

All issued shares are fully paid. No preferred shares have been issued.

(c)	Share repurchase

During March 2015, 1,900,000 common shares were repurchased at a weighted average share price of $24.98 per share. The repurchased shares were cancelled on March 26, 2015.

22.	Share-based payments

Share-based payments consisted of the following compensation costs recognized in selling, general and administrative expenses for the three months ended March 31, 2015 and 2014:

Three months ended March 31,	2015	2014

Stock option compensation expense	$723	$950
Share unit expense	1,017	1,264
Employee share purchase plan - employer contributions	308	310
	$2,048	$2,524

(a)	Stock option plan

Stock option activity for the three months ended March 31, 2015 and the year ended December 31, 2014 is presented below:

	March 31, 2015		December 31, 2014
	Common shares	WA exercise	Common shares	WA exercise
	under option	price	under option	price
Outstanding, beginning of period	3,897,791	$22.09	3,749,574	$21.09
Granted	767,633	24.84	837,364	23.60
Exercised	(225,532)	19.60	(663,152)	18.28
Forfeited	(57,450)	22.75	(25,995)	23.26
Outstanding, end of period	4,382,442	$22.69	3,897,791	$22.09
Exercisable, end of period	2,802,663	$21.91	2,483,530	$21.65

The options outstanding at March 31, 2015 expire on dates ranging to March 9, 2025. The weighted average (“WA”) share price of options exercised during the three months ended March 31, 2015 was $26.01 (2014: $23.04).

Ritchie Bros.	19

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

22.	Share-based payments (continued)
(a)	Stock option plan (continued)

The following is a summary of stock options outstanding and exercisable at March 31, 2015:

				Options outstanding			Options exercisable
					WA remaining	WA exercise		WA exercise
Range of exercise prices				Number	life (years)	price	Number	price
$14.50	-	$	14.70	326,850	3.6	$14.52	326,850	$14.52
$18.67	-	$	19.95	180,171	2.4	18.79	180,171	18.79
$21.34	-	$	23.44	1,920,716	7.3	22.18	1,567,037	22.24
$24.39	-	$	25.91	1,954,705	7.9	24.92	728,605	25.28
				4,382,442	7.1	$22.69	2,802,663	$21.91

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2015	2014
Risk free interest rate	1.8%	1.7%
Expected dividend yield	2.21%	2.32%
Expected lives of the stock options	5 years	5 years
Expected volatility	25.9%	29.2%

The WA grant date fair value of options granted during the three months ended March 31, 2015 was $5.21 per option (2014: $5.09). The compensation expense arising from option grants is amortized over the relevant vesting periods of the underlying options.

(b)	Share unit plans

During the three months ended March 31, 2015, the Company granted share units under two new performance share unit (“PSU”) plans, a senior executive PSU plan and an employee PSU plan. The two new plans have identical terms and conditions, with the exception of clauses under the senior executive PSU plan that address the treatment of recipients’ PSUs in the event of a change of control of the Company.

Under the plans, the number of PSUs that vest is conditional upon specified market and non-market vesting conditions being met. The market vesting condition is based on the relative performance of the Company’s share price in comparison to the performance of a pre-determined portfolio of other companies’ share prices. The non-market vesting conditions are based on the achievement of specific performance measures and can result in participants earning between 0% and 200% of the target number of PSUs granted.

Both new plans entitle the grant recipient to a payment equal to the dividend-adjusted number of PSUs vested multiplied by the VWAP of the Company’s common shares reported by the New York Stock Exchange for the twenty days prior to vest date. Unlike the Company’s other share unit plans, the two new PSU plans give the Company the option of settling in either cash or equity, with equity-settlement subject to shareholder approval. Shareholder approval had not been sought out or obtained as at March 31, 2015, however the Company has determined that there is a present obligation to settle in cash, and has accounted for the two new PSU plans as cash-settled share-based payment transactions.

Ritchie Bros.	20

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

22.	Share-based payments (continued)
(b)	Share unit plans (continued)

The WA grant date fair value of the 183,011 PSUs granted under the new plans during the three months ended March 31, 2015, excluding the effect of dividend adjustments, was $23.95. These PSUs are subject to market vesting conditions and their fair value at grant date was estimated using a binomial model with the following assumptions:

2015
Risk free interest rate	1.3%
Expected dividend yield	2.17%
Expected lives of the PSUs	3 years
Expected volatility	29.4%
Average expected volatility of comparable companies	32.8%

The WA grant date fair value of the 15,074 deferred share units (“DSUs”) granted under the DSU plan to members of the Board of Directors during the three months ended March 31, 2015, excluding the effect of dividend adjustments, was $25.67 (2014: $22.61). These DSUs are not subject to market vesting conditions and their fair value was estimated using the 20-day volume weighted average price of the Company’s common shares listed on the New York Stock Exchange.

The compensation expense arising from share unit grants is amortized over the relevant vesting periods of the underlying units.

23.	Contingencies
(a)	Legal and other claims

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.

(b)	Guarantee contracts

In the normal course of business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At March 31, 2015 there was $81,675,000 of industrial assets guaranteed under contract, of which 100% is expected to be sold prior to the end of June 2015 (December 31, 2014: $85,967,000 of which 100% is expected to be sold prior to the end of May 2015).

At March 31, 2015 there was $34,831,000 of agricultural assets guaranteed under contract, of which 90% is expected to be sold prior to the end of June 2015, with the remainder to be sold prior to the end of July 2015 (December 31, 2014: $15,793,000 of which 92% is expected to be sold prior to the end of April 2015, with the remainder to be sold by June 2015).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

Ritchie Bros.	21

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Three months ended March 31, 2015 and 2014

24.	Related party transactions

Selling, general and administrative expenses include $2.1 million in termination benefits recognized in relation to key management personnel during the three months ended March 31, 2015.

Ritchie Bros.	22